United States securities and exchange commission logo





                            April 6, 2021

       David Consuegra
       CEO
       Melody Do Corp
       2423 SW 147th Ave # 706
       Miami, FL, 33185

                                                        Re: Melody Do Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 26,
2021
                                                            File No. 024-11472

       Dear Mr. Consuegra:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Offering Statement on Form 1-A/A filed March 26, 2021

       Part I - Item 1 - Issuer Information
       Financial Statements

   1.                                                   We note the    balance
sheet information    and    income statement information    you provide
                                                        here does not agree to
the amounts presented in your audited financial statements in Part
                                                        II, page 35. Please
revise the financial statement information in Part I to agree to the amounts presented in
your audited financial statements.
       Part II - Information Required In Offering Circular
       Dilution, page 12

   2. The changes made in response to our comment 1 do not appear to address our comment;
 David Consuegra
Melody Do Corp
April 6, 2021
Page 2
         accordingly, we reissue our comment. In the table titled    purchasers
of shares in this
         offering   , it appears the    number of shares after offering held by
public investors    does
         not agree with the number of shares disclosed elsewhere in your filing. For example, you disclose that if 100% of the shares in the offering are sold, there will be 500 million shares held by public investors after the offering. However, we note you are only offering 50
         million shares. Please revise the table titled    purchasers of shares
in the offering    at the
         bottom of page 12.
       You may contact Linda Cvrkel at 202-551-3813 or James Giugliano at 202-551-3319 if
you have questions regarding these comments.



FirstName LastNameDavid Consuegra                               Sincerely,
Comapany NameMelody Do Corp
                                                                Division of
Corporation Finance
April 6, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName